UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G / A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MARKETAXESS HOLDINGS INC.

(Name of Issuer)

COMMON STOCK, $0.003 PAR VALUE

(Title of Class of Securities)

57060D108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57060D108

1.	Names of Reporting Persons. Guardian Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	......[ ]
	(b)	......[X]

3.	SEC Use Only ..........................................................................

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0.............................................................................................................

		6.	Shared Voting Power 1,244,556

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 1,882,832

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,832

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 5.0%.....................................................................

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 57060D108

1.	Names of Reporting Persons. GuardCap Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	........[ ]
	(b)	........[X]

3.	SEC Use Only .............................................................................

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0...................................................

		6.	Shared Voting Power 1,222,801

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 1,861,077

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,077

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 4.9%....................................................................

12.	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Name of Issuer MarketAxess Holdings Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices 55 Hudson Yards Floor 15, New York NY 10001

Item 2.

(a)

Name of Person Filing

This Statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Guardian Capital, LP ("Guardian Capital"); and

(ii) GuardCap Asset Management Limited ("GuardCap").

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)

Address of Principal Business Office or, if none, Residence

(i) The address of the principal business office of each Guardian Capital is Commerce Court West, Suite 2700, P.O. Box 201, Toronto, Ontario, Canada M5L 1E8

(ii) The address of the principal business office of each GuardCap is 6th Floor, 11 Charles II Street, St James's, London United Kingdom SW1Y 4NS

(c)	Citizenship (i) Guardian Capital is an Ontario (Canada) Limited Partnership (ii) GuardCap is a United Kingdom limited liability company

(d)	Title of Class of Securities Common Stock, par value $0.003

(e)	CUSIP Number 57060D108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: Guardian Capital: 1,882,832 GuardCap: 1,861,077

(b)	Percent of class: Guardian Capital: 5.0% GuardCap: 4.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Guardian Capital LP: -0- GuardCap: -0-

	(ii)	Shared power to vote or to direct the vote Guardian Capital LP: 1,244,556 GuardCap: 1,222,801

	(iii)	Sole power to dispose or to direct the disposition of Guardian Capital LP: -0- GuardCap: -0-

	(iv)	Shared power to dispose or to direct the disposition of Guardian Capital LP: 1,882,832 GuardCap: 1,861,077

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The securities being reported in this Statement are owned directly by managed accounts of Guardian Capital and its wholly-owned subsidiary, GuardCap. Guardian Capital and GuardCap may be deemed to be beneficial owners of the reported securities because applicable investment advisory agreements provide investment power over securities and in some cases, proxy voting power. The managed accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No one such managed account's interest in the securities reported herein is more than 5%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

GUARDIAN CAPITAL LP

/s/ Richard Britnell
Chief Compliance Officer

GUARDCAP ASSET MANAGEMENT LIMITED

/s/ Arieta Koshutova
Chief Compliance Officer